--------------------------------------------------------------------------------
    As filed with the Securities and Exchange Commission on September 9, 2002

                                                     Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-2
                        Registration Statement Under The
                             Securities Act of 1933

                       INTEREP NATIONAL RADIO SALES, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                New York                                   13-1865151
    (State or Other Jurisdiction of            (IRS Employer Identification No.)
     Incorporation or Organization)

                                 100 Park Avenue
                            New York, New York 10017
                                 (212) 916-0700
               (Address, Including Zip Code, and Telephone Number,
        Including Area Code, of Registrant's Principal Executive Offices)

 William J. McEntee, Jr., Chief Financial Officer                               Copy to:
        Interep National Radio Sales, Inc.                            Laurence S. Markowitz, Esq.
                  100 Park Avenue                             Salans Hertzfeld Heilbronn Christy & Viener
             New York, New York 10017                                       620 Fifth Avenue
                  (212) 916-0700                                        New York, New York 10020
(Name, Address, Including Zip Code, and Telephone                           (212) 632-5500
Number, Including Area Code, of Agent For Service)


APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. |_|

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. |_|

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

                                                                            Proposed Maximum         Proposed
      Title of Each Class of Securities To                 Amount to be    Offering Price Per   Maximum Aggregate      Amount Of
                  Be Registered                             Registered         Unit(1)           Offering Price    Registration Fee
------------------------------------------------------------------------------------------------------------------------------------
Class A common stock, par value $0.01 per share (2)          6,000,000         $  3.02            $ 18,120,000          $ 1,667

(1) Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(c) under the Securities Act. The estimate is based on the average of the high and low prices of the registrant's Class A common stock as reported by the Nasdaq National Market on September 4, 2002.

(2) The aggregate amount of common stock registered hereunder is limited, with respect to at the market offerings, to that which is permissible under Rule 415(a)(4) under the Securities Act.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 9, 2002

                                   PROSPECTUS

                                 [INTEREP LOGO]

                             UP TO 6,000,000 SHARES
                              Class a common stock

     We may from time to time issue up to 6,000,000 shares of our Class A common stock. We will specify in the accompanying prospectus supplement the terms of each offering. Our board of directors will determine the actual offering price immediately prior to the commencement of a particular offering based upon market conditions and other considerations that it may deem relevant. No underwriters are involved in this offering. We will sell our Class A common stock solely through the efforts of our directors and officers.

     Investing in our Class A common stock involves risks. See "Risk Factors" beginning on page 4.

     The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     This prospectus may not be used to consummate sales of securities unless it is accompanied by a prospectus supplement.

                    The date of this prospectus is     ,2002.

                                TABLE OF CONTENTS

ABOUT THIS PROSPECTUS......................................................... 3
FORWARD-LOOKING STATEMENTS.................................................... 3
ABOUT INTEREP................................................................. 3
RISK FACTORS.................................................................. 4
BUSINESS...................................................................... 7
USE OF PROCEEDS............................................................... 7
DESCRIPTION OF SECURITIES..................................................... 7
PLAN OF DISTRIBUTION .........................................................10
WHERE YOU CAN FIND MORE INFORMATION...........................................11
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...............................11
LEGAL MATTERS.................................................................12
EXPERTS.......................................................................12

                              ABOUT THIS PROSPECTUS

     Throughout this prospectus, when we refer to "Interep" or "the Company", we refer collectively to Interep National Radio Sales, Inc. and all of our subsidiaries unless the context indicates otherwise or as otherwise noted.

     This document is called a prospectus and is part of a registration statement that we filed with the SEC using a "shelf" registration, or continuous, offering process. Under this shelf process, we may sell up to 6,000,000 shares of our Class A common stock in one or more offerings. We have provided to you in this prospectus a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. We may also add, update or change in the prospectus supplement any of the information contained in this prospectus. This prospectus, together with applicable prospectus supplements, includes all material information relating to an offering.

     You should rely only the information contained in this prospectus and any applicable prospectus supplements. We have not authorized anyone to provide you with information different from that contained in this prospectus or any prospectus supplement. Interep's Class A common stock is not being offered, nor are offers to buy being solicited, in jurisdictions where offers and sales are not permitted.

     The information contained in this prospectus and the prospectus supplement is accurate only as of the date on the front cover of this prospectus and the prospectus supplement, respectively, regardless of the time of delivery of this prospectus, prospectus supplement or of any sale of our Class A common stock. You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as of any other date.

                           FORWARD-LOOKING STATEMENTS

     Some of the statements made in this prospectus are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not statements of historical fact, but instead represent our belief about future events. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," or the negative of these terms or other comparable terminology. These statements are based on many assumptions and involve known and unknown risks and uncertainties that are inherently uncertain and beyond our control. These risks and uncertainties may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different than any expressed or implied by these forward-looking statements. Although we believe that the expectations in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should review the factors noted in "Risk Factors" for a discussion of some of the things that could cause actual results to differ from those expressed in our forward-looking statements.

                                  ABOUT INTEREP

     Interep is the largest independent national spot radio representation or "rep" firm in the United States. We are a New York corporation founded in 1953. Our principal executive offices are located at 100 Park Avenue, New York, New York 10017. Our telephone number is (212) 916-0700, and our Internet address is www.interep.com. Information contained in our website is not a part of this prospectus. Our Class A common stock trades on the Nasdaq National Market under the symbol "IREP".

                                  RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks described below before you decide to buy our Class A common stock. If any of the following risks actually occur, our business, results of operations and financial condition would likely suffer. In that case, the market price of our Class A common stock could decline, and you could lose all or part of your investment.

Changes in the ownership of our radio station clients, in the demand for radio advertising, in our expenses, in the types of services offered by our competitors, and in general economic factors may adversely affect our ability to generate the same levels of revenue and operating results.

     We believe that these factors have contributed to significant fluctuations in our revenues and operating results, and it is likely that these fluctuations will continue. Accordingly, Interep believes that quarter-to-quarter comparisons of its operating results are not necessarily meaningful. You should not rely on the results of one quarter as an indication of our future performance. Further, seasonality and fluctuations in contract termination revenue could cause our results of operations to fall below the expectations of stock market analysts and investors. The market price of our Class A common stock is likely to fall if we fail to meet those expectations.

Advertising tends to be seasonal in nature as advertisers typically spend less on radio advertising during the first calendar quarter.

     Our business normally follows the pattern of advertising expenditures in general. It is seasonal to the extent that radio advertising spending increases during the fourth calendar quarter in connection with the Christmas season and tends to be weaker during the first calendar quarter. Radio advertising also generally increases during the second and third quarters due to holiday-related advertising, school vacations and back-to-school sales. Additionally, radio tends to experience increases in the amount of advertising revenues as a result of special events such as political election campaigns. Furthermore, the level of advertising revenues of radio stations, and therefore Interep's level of revenues, is susceptible to prevailing general and local economic conditions and the corresponding increases or decreases in the budgets of advertisers, as well as market conditions and trends affecting advertising expenditures in specific industries.

The terrorist attacks that occurred in New York and Washington, D.C. on September 11, 2001, and the subsequent military actions taken by the United States and its allies in response, have caused uncertainty.

     While the full consequences of those events remain uncertain, we believe that they could continue to have a material adverse effect on general economic conditions, consumer confidence, advertising and the media industry.

Termination of a representation contract will affect our results of operations.

     When a representation contract is terminated, our results of operations will increase for the fiscal quarter in which the termination occurs due to the termination payments that are usually required to be paid to us, but will negatively affect our results in later quarters due to the loss of commission revenues. Hence, our results of operations on a quarterly basis are not predictable and are subject to significant fluctuations.

We depend heavily on certain key personnel.

     Our success depends in part on the continued availability of our senior management team, particularly Ralph C. Guild, our Chief Executive Officer, and Marc G. Guild, the President of our Marketing Division. The loss of the services of Ralph Guild, Marc Guild or any of the other members of our senior management team could have an adverse effect on our relationship with some of our clients and on our business. Interep does not have employment agreements with any members of our senior management team except Ralph Guild and Marc Guild and an accounting services contract with Media Financial Services, Inc., a company owned by William J. McEntee, Jr., our Chief Financial Officer. The existence of these agreements does not guarantee their continued employment with us. Although Interep has entered into non-competition agreements with Ralph Guild and Marc Guild, there is no assurance that these agreements will be enforceable.

We rely on a limited number of clients for a significant portion of our revenues.

     Due in part to the consolidation in the radio broadcast industry, Interep generates much of its revenues from a limited number of clients. For the year ended December 31, 2001, one broadcast group contributed approximately 28% of our revenues. No other client group contributed revenues in excess of 10% for 2001. We would lose a significant amount of revenues if a major client terminated its contract.

Interep has significant indebtedness from its senior subordinated notes.

     Interep currently has $99 million of indebtedness outstanding under its 10% senior subordinated notes. Our significant indebtedness could have a number of adverse consequences, including the following: we may be more vulnerable to general adverse economic and industry conditions; we may not be able to obtain additional financing when needed; we will have to dedicate a substantial portion of our cash flow from operations to payments of principal and interest, which will reduce the amount of cash available to fund working capital, capital expenditures or other general corporate purposes; and we may be less able to plan for, or react to, changes in its business and industry.

     The documents governing the senior subordinated notes significantly limit our ability to engage in various activities. Among other things, we have only a limited ability to incur additional indebtedness that we may need to finance our working capital needs or to expand our operations. These documents also significantly restrict Interep's ability to pay dividends to its shareowners. If Interep is unable to meet its debt service obligations or comply with the covenants contained in these documents, there would be a default. A default, if not waived, could result in acceleration of our repayment obligations, which would have an adverse effect on our business.

We may need additional financing for our future capital needs, which may not be available on favorable terms, if at all.

     Interep may need additional financing if we decide to expand faster than planned to increase our pace of contract buyouts, respond to competitive pressures or decide to acquire complementary businesses or technologies. If Interep raises additional funds through the sale of equity or convertible debt securities, your percentage ownership will decrease. In addition, these transactions may dilute the value of the stock outstanding. Interep may have to issue securities with more favorable rights than its Class A common stock. We cannot assure you that we will be able to raise additional funds on terms acceptable to us, if at all. If future financing is not available on acceptable terms, we may not be able to fund our future needs. This would have a material adverse effect on our business and financial condition.

Competition could harm our business.

     Generally, clients may terminate their representation, or "rep," contracts with us by paying a buyout amount. As a result, Interep continually competes with other rep firms not only in acquiring new client stations, but also in preserving its existing clients. Interep's only significant competitor in the radio representation business is Katz Media Group, Inc., a subsidiary of Clear Channel Communications, Inc., a major company that has significantly greater financial and other resources. However, Interep also faces potential competition from national radio networks, syndicators and other brokers of radio advertising. Interep's Internet advertising business also faces competition from other Internet advertisers.

     As a result of the Telecommunications Act of 1996, the radio industry has been consolidating. Because the change of ownership of a client station frequently results in a change of rep firm, the consolidation in the radio industry has increased the frequency of the termination of rep contracts. The loss of a significant number of clients as a result of industry consolidation could harm our business.

     More generally, radio and Internet advertising must also compete for a share of advertisers' total advertising budgets with other advertising media such as television, cable, print and outdoor advertising. Additionally, technological innovation may create other types of competition for radio stations and Internet companies and, as a consequence, for Interep. If advertisers do not perceive radio or the Internet as an effective advertising medium, they may shift a greater portion of their advertising budgets from radio to other media, which will adversely affect our business.

Future acquisitions and strategic investments could adversely affect our business and dilute the value of our outstanding Class A common stock.

     Although Interep has no specific acquisition plans, we may decide to pursue acquisitions in the future. Risks associated with acquisitions and strategic investments include the diversion of management's attention, the loss of key personnel and legal and tax liabilities. Acquisitions also may involve an increase in our indebtedness or new issuances of equity securities, which could dilute the value of the Class A common stock. Even if Interep identifies suitable acquisition candidates, we may fail to negotiate favorable terms or successfully integrate any proposed acquisition into our existing business operations, which could adversely affect the Company.

Our Internet business may suffer if the market for Internet advertising fails to develop or continues to weaken.

     The success of our Internet advertising business will depend on the continued development of the Internet as an advertising medium. The Internet advertising market is relatively new and rapidly evolving. Demand and market acceptance for Internet advertising is still uncertain. Companies doing business on the Internet must compete with more traditional media for a share of advertisers' total advertising budgets. Additionally, the Internet's rapid pace of innovation and technological change may strain our resources or distract management's attention. Even if the Internet is a successful advertising medium, Interep may not be able to manage its growth effectively or compete with larger, better known or more established Internet advertising companies. We cannot assure you that any revenues derived from Interep's Internet operations will justify the cost of the business.

                                    BUSINESS

     Interep is the largest independent national spot radio representation or "rep" firm in the United States. We are the exclusive rep firm for over 2,000 radio stations nationwide, including radio stations owned by seven of the ten largest radio groups by revenue. Our market share in the ten largest U.S. radio markets (as defined by Arbitron) was an estimated 55% for 2001. We serve innovative radio station groups, while still meeting the needs of independent stations nationwide. We have grown to be a leader in radio by improving our clients' advertising revenues, acquiring station representation contracts, creating and acquiring other rep firms and offering advertisers creative marketing solutions to achieve their goals. Today, our solutions include not only radio, but the Internet.

     Our 21 offices across the country enable us to serve our radio station clients and advertisers in all 50 states. We provide national sales representation for clients whose diverse formats include country, rock, sports, Hispanic, classical, urban, news, talk, oldies, adult contemporary, jazz, contemporary hits and public radio. We have developed strong relationships with our clients and the agencies and buying services that purchase advertising.

     Interep is an advertising sales and marketing company that is a preeminent leader in the radio industry. We believe we can extend our success in radio to other types of media that we integrate into our roster of marketing and sales services. We have already incorporated the Internet into our service offerings, and believe that Internet advertising presents growth opportunities similar to those present in the early days of radio advertising. Our intention is to enable our clients to exploit the strong overlap in demographic composition and usage patters between radio listeners and Internet users.

                                 USE OF PROCEEDS

     Unless we otherwise indicate in the applicable prospectus supplement, we currently intend to use the net proceeds from the sale of our Class A common stock for working capital and other general corporate purposes, including:

     o    the acquisition of station rep contracts;

     o    the development of our products and services;

     o    for capital expenditures made in the ordinary course of business;

     o for acquisitions of businesses, products and technologies that complement or expand our business; and

     o    to repay or repurchase outstanding indebtedness.

     We may set forth additional information on the use of net proceeds from the sale of shares of Class A common stock we offer under this prospectus in a prospectus supplement relating to the specific offering.

                            DESCRIPTION OF SECURITIES

                  The following description of our capital stock is qualified in its entirety by reference to our Restated Certificate of Incorporation, as amended, which is an exhibit to the registration statement contained in this prospectus.

     Our authorized capital stock consists of 20,000,000 shares of Class A common stock, 10,000,000 shares of Class B common stock and 1,000,000 shares of preferred stock. The par value per share of each such class and series is $.01.

     We are only offering shares of Class A common stock under this prospectus.

Class A Common Stock and Class B Common Stock

     Holding Restrictions and Conversion. Only qualified holders, that is, members of our Board of Directors, our active employees, the controlled affiliates, spouses, estates or personal representatives of directors and employees, and our employee benefit plans, including the Employee Stock Ownership Plan and the Stock Growth Plan, may hold Class B common stock. Class B shares convert into an equal number of Class A shares automatically when the shares are no longer beneficially owned by qualified holders. In addition, at the option of a holder of Class B shares, such shares may be converted into Class A shares at any time. Class B shares converted into Class A shares will be canceled and restored to the status of authorized but unissued shares.

     Voting Rights. Generally, the Class A shares and Class B shares vote as a single class on matters submitted to a vote of the shareholders, including the election of directors. Each Class A share is entitled to one vote and each Class B share is entitled to ten votes, except for certain amendments of our Restated Certificate of Incorporation, certain "going private" transactions involving the ESOP, Ralph Guild, our executive officers acting as a group or any of their affiliates or as otherwise required by applicable law.

     Under New York law, the affirmative vote of the holders of a majority of the outstanding Class A shares would be required to approve any amendment to the Restated Certificate of Incorporation that would adversely modify or change the powers, preferences or rights of the shares of such class. Further, while both classes of our common stock would vote as a single class with respect to any "going private" transaction (namely, a "Rule 13e-3 Transaction" as such term is defined in Rule 13e-3 under the Securities Exchange Act of 1934, as amended) involving Ralph Guild, our executive officers acting as a group, the ESOP or any of their affiliates, each Class B share would be entitled to only one vote with respect to any such transaction. Ralph Guild, management as a group or the ESOP would be able to exercise a substantial influence on any proposed "going private" transaction. None of them, however, has any present intention to effect such a transaction, and there is no agreement among any of them or any other shareholders as to how they would vote their shares of common stock if any such transaction were proposed in the future.

     Presently, Class B shareholders control virtually all matters requiring shareholder approval, including the election of directors, and they are able to effect an amendment to the Restated Certificate of Incorporation, subject to New York law as noted above, or a merger, a sale of all or substantially all of our assets or other significant corporate transactions (other than a "going private" transaction) without the approval of the Class A shareholders.

     Dividends. Class A shareholders and Class B shareholders are entitled to receive dividends as declared from time to time by the Board of Directors out of funds legally available for the payment of dividends. The terms of our indebtedness and our Series A convertible preferred stock prohibit the payment of cash dividends on our common stock. In addition, we do not intend to declare dividends in the foreseeable future. Dividends may be paid to either the Class A shareholders or the Class B shareholders only if the same dividend is paid to holders of the other class of common stock, except that stock dividends will be made in the corresponding class of common stock.

     Liquidation and Merger. In the event of our liquidation, dissolution or winding up, Class A shareholders and Class B shareholders will share with each other on a ratable basis as a single class in the assets available for distribution after payment of all creditors and payments due in respect of any of our senior securities, including the preferred stock. On any merger or consolidation, the Class A shareholders and the Class B shareholders are entitled to receive equal per share payments or distributions, although they may receive different securities in the surviving corporation if the provisions differentiating the rights of their respective classes of common stock in the surviving corporation are substantially identical to the provisions currently differentiating their rights.

     Other Provisions. Class A shares and Class B shares have no cumulative voting rights or preemptive rights to subscribe to any additional securities that we may issue. There are no redemption or sinking fund provisions applicable to the Class A shares or Class B shares, nor is either such class subject to calls or assessments by us. We may not subdivide or combine shares of either class of our common stock without at the same time combining or subdividing shares of the other class in the same proportion.

Preferred Stock

     We are authorized to issue up to 1,000,000 shares of preferred stock. Our Board of Directors is authorized, without further shareholder approval, to provide for the issuance of shares of preferred stock from time to time in different series and to fix before issuance the powers, designations, preferences and relative rights of each series, the qualifications, limitations or restrictions thereof, including the number of shares included in each series and the dividend rights and rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices and liquidation preferences. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, may have the effect of discouraging, delaying or preventing a change in control.

     Series A Convertible Preferred Stock. In May and June 2002, we issued 110,000 units consisting of one share of Series A convertible preferred stock and 6.25 Warrants to acquire an equal number of shares of our Class A common stock for an aggregate purchase price of $11 million.

     The Series A preferred stock has a face amount of $100 per share and a liquidation preference in such amount in priority over our Class A common stock and Class B common stock. Each share of the Series A preferred stock may be converted at the option of the holder at any time into 25 shares of our Class A common stock at an initial conversion price of $4.00 per share (subject to anti-dilution adjustment). If the market price of our Class A common stock is $8.00 or more for 30 consecutive trading days, the Series A preferred stock will automatically be converted into shares of our Class A common stock at the then applicable conversion price. The Series A preferred stock bears a 4% annual cumulative dividend that we can pay in cash or in kind in additional shares of the Series A preferred stock. Holders of shares of the Series A preferred stock vote, on an "as converted basis", together with the holders of our Class A and Class B common stock on all matters and would vote alone as a class if changes to the rights or status of the Series A preferred stock were proposed by us.

Anti-Takeover Protections

     As a New York corporation, we are subject to the provisions of Section 912 of the New York Business Corporation Law. Section 912 provides, with certain exceptions, that a New York corporation may not engage in a "business combination" (e.g., merger, consolidation, recapitalization or disposition of stock) with any "interested shareholder" for a period of five years from the date that such person became an interested shareholder unless (i) the transaction resulting in a person becoming an interested shareholder, or the business combination, was approved by the board of directors of the corporation prior to that person becoming an interested shareholder, (ii) the business combination is approved by the holders of a majority of the outstanding voting stock not beneficially owned by such interested shareholder, or (iii) the business combination meets certain valuation requirements for the stock of the New York corporation. An "interested shareholder" is defined as any person that is the beneficial owner of 20% or more of the outstanding voting stock of the New York corporation or is an affiliate or associate of the corporation who at any time during the five years prior was the beneficial owner, directly or indirectly, of 20% or more of the then outstanding voting stock. These provisions are likely to impose greater restrictions on an unaffiliated shareholder than on our ESOP, Stock Growth Plan and members of management.

                              PLAN OF DISTRIBUTION

General

     We are offering to sell up to 6,000,000 shares of our Class A common stock to the public at the price set forth in the accompanying prospectus supplement. No underwriters will be involved in this offering. Certain of our officers and directors will assist us in making this offering, as permitted by the Securities Exchange Act of 1934 and its rules and regulations, which permit persons associated with Interep, such as our directors and officers, to assist us in selling our Class A common stock without first registering as a broker under the Exchange Act provided certain conditions are satisfied.

     Each investor desiring to subscribe for shares in this offering must deliver to us a completed subscription agreement and transfer the funds for the purchase price of his or her shares.

     We will accept subscriptions for shares from all persons, including our directors, officers and other affiliated persons.

Handling of Subscriptions

     We are not bound by any subscriptions to purchase our Class A common stock unless and until we accept that subscription in writing. We reserve the right, in our sole discretion, to reject any subscription in whole or part, to allocate shares among subscribers, and to withdraw, cancel or modify this offering at any time without notice. In determining which subscriptions and oversubscriptions to accept, in whole or part, we may take into account various factors, including a subscriber's potential to do business with or refer customers to us and the order in which the subscriptions were received.

     We will decide which subscriptions to accept within 14 days of our receipt of the completed subscription agreement and the purchase price. If we reject all or any portion of a subscription, we will promptly refund the subscriber all or the appropriate portion of the amount remitted with the subscription, without interest. If we reject a subscription, if we terminate this offering, or if this offering expires, then we and our directors, officers, employees, agents, representatives, and affiliates will have no further liability to the subscribers whose subscriptions are being rejected once all appropriate refunds have been sent to the address shown in the subscription agreement.

     After we accept a subscription and issue a confirmation of our acceptance, American Stock Transfer & Trust Company, as our transfer agent and registrar, will promptly issue and deliver physical certificates representing those shares of our common stock duly subscribed and fully paid.

Trading Markets and Listing of Securities

     Unless otherwise specified in the applicable prospectus supplement, each class or series of Class A common stock offered will be listed on The Nasdaq National Market. We cannot give any assurance as to the liquidity of the trading market for our Class A common stock.

                       WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the reporting requirements of the Securities Exchange Act of 1934, and we file reports, proxy statements and other information with the Securities Exchange Commission. These reports, proxy statements and other information can be inspected and copied at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC maintains a website, www.sec.gov, which contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC. In addition, you may obtain information from the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our Class A common stock is quoted on the Nasdaq National Market System. Our reports, proxy statements, informational statements and other information can be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

     We have filed with the Commission a registration statement on Form S-2 under the Securities Act with respect to the shares of Class A common stock being offered pursuant to this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits. For further information with respect to us and the Class A common stock offered under this prospectus, please refer to the registration statement and its exhibits. In addition, we are delivering with this prospectus and the accompanying prospectus supplement a copy of our Form 10-K for our fiscal year ended December 31, 2001, our 10-Q for our first quarter ended March 31, 2002, our 10-Q for our second quarter ended June 30, 2002 and our Current Reports on Form 8-K, filed with the Commission on June 3, 2002, June 12, 2002, June 26, 2002 and July 3, 2002.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to incorporate by reference into this prospectus the information that we file with the SEC. This allows us to disclose important information to you by referring you to those documents rather than repeating them in full in this prospectus. The information incorporated by reference in this prospectus contains important business and financial information. We have previously filed the following documents with the SEC (File No. 000-28395) and are incorporating them into this prospectus by reference:

     o Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, as amended.

     o Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002.

     o Our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002.

     o Our Current Reports on Form 8-K, filed with the Commission on June 3, 2002, June 12, 2002, June 26, 2002 and July 3, 2002.

     o The description of the Class A common stock set forth in the Registration Statement on Form 8-A (Registration No.000-28395), filed with the Commission on December 7,

         1999, including any subsequent amendment or report filed for the purpose of updating such description.

     We will provide, without charge, a copy of any document incorporated by reference in this prospectus but which is not delivered with this prospectus to any person to whom this prospectus has been delivered upon the oral or written request of that person. Requests should be directed to the attention of the Corporate Secretary, Interep National Radio Sales, Inc., 100 Park Avenue, New York, New York 10017. Our telephone number is (212) 916-0700.

                                  LEGAL MATTERS

     The validity of the shares of Class A common stock offered by this prospectus has been passed upon by Salans Hertzfeld Heilbronn Christy & Viener, New York, New York.

                                     EXPERTS

     The financial statements incorporated in this Registration Statement by reference to the Annual Report on Form 10-K for the year ended December 31, 2001, as amended, have been so incorporated in reliance on the report of Arthur Andersen LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

     We have been advised that the SEC is no longer accepting consents from Arthur Andersen to the incorporation by reference of their reports on audited financial statements if the personnel primarily responsible for managing the registrant's account have left Arthur Andersen. The team responsible for our account at Arthur Andersen has left, and accordingly, we have not obtained Arthur Andersen's consent to the incorporation by reference into this prospectus of its report on our financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2001. Rule 437a under the Securities Act of 1933, however, permits us to dispense with the requirement for obtaining Arthur Andersen's consent under these circumstances.

     You should be aware, however, that because Arthur Andersen has not consented to the incorporation by reference of their report in this prospectus, you will not be able to recover against Arthur Andersen under Section 11 of the Securities Act of 1933 for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated therein.

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 14. Other Expenses of Issuance and Distribution.

     The expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, are estimated as follows:

           SEC Registration Fee                           $   1,667
           Transfer Agent and Registrar Fees*             $   2,000
           Legal Fees and Expenses*                       $  10,000
           Accounting Fees and Expenses*                  $       0
           Printing Expenses*                             $   5,000
           Miscellaneous*                                 $   5,000
                                                          =========
                    Total                                 $  23,667

          *Estimated

Item 15. Indemnification of Directors and Officers.

     The New York Business Corporation Law ("BCL") provides that a corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding because such person was a director or officer of the corporation or served another corporation or other enterprise in any capacity at the request of the corporation. The person may be indemnified against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees if such person acted in good faith for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or other enterprise, not opposed to, the best interests of the corporation. Regarding any criminal actions or proceedings, such person must not have had reasonable cause to believe that his or her conduct was unlawful.

     If the person is a party to an action by or in the right of the corporation, the BCL provides that the corporation may not indemnify such person in respect of a claim that the person has been adjudged to be liable to the corporation unless the court determines that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to be indemnified.

     The BCL also provides that a director or officer who has been successful, on the merits or otherwise, in the defense of a proceeding described above is entitled to indemnification. The BCL permits the corporation to purchase and maintain insurance to indemnify the corporation and its directors and officers in instances in which they may be entitled to indemnified under the provisions of the BCL.

     Article Ten of our Restated Certificate of Incorporation and Article V of our By-laws each provide that an officer or director will be indemnified against any and all judgments, fines, amounts paid in settlement and reasonable expenses actually and necessarily incurred in connection with any claim, action or proceeding to the fullest extent permitted by the BCL.

     We have entered into indemnification agreements with our directors to indemnify them for liabilities or costs arising out of any alleged or actual breach of duty, neglect, errors or omissions while serving as a director. We have obtained directors' and officers' liability insurance policies.

Item 16. Exhibits.

        Number                                         Description
        ------                                         -----------
          3.1(5)      Restated Certificate of Amendment of Interep
          3.1(8)      Certificate of Amendment of the Certificate of Amendment of Interep
          4.1(8)      Form of Warrant used in connection with issuance of Series A preferred stock and warrants
          5.1         Opinion of Salans (filed herewith)
         10.1(1)      Agreement of Lease, dated December 31, 1992, between The Prudential Insurance
                      Company of America and Interep
         10.2(2)      Lease, dated January 1, 1990, between Ralph C. Guild, doing business as The
                      Tuxedo Park Executive Conference Center and Interep, as amended by Amendment of Lease, dated December 3, 1998, between Ralph Guild 1990 Trust No. 1
                      (successor in interest to The Tuxedo Park Executive Conference Center) and
                      Interep
         10.3(1)      Agreement, dated June 29, 1998, between Interep and Ralph C. Guild
         10.4(7)      Amended and Restated Services Agreement, dated as of January 2, 2001, between
                      Interep and Media Financial Services, Inc.
         10.5(3)      Fifth Amended and Restated Employment Agreement, dated as of March 1, 1999, between Interep and Ralph C. Guild
         10.6(7)      Amended and Restated Employment Agreement, dated as of April 1, 2000, between
                      Interep and Marc G. Guild
         10.7(1)      Non-Qualified Stock Option granted to Ralph C. Guild on December 31, 1988
         10.8(1)      Amendment and Extension of Option, dated January 1, 1991, between Interep and
                      Ralph C. Guild
         10.9(1)      Non-Qualified Stock Option granted to Ralph C. Guild on January 1, 1991
         10.10(1)     Non-Qualified Stock Option granted to Ralph C. Guild on December 31, 1995
         10.11(1)     Non-Qualified Stock Option granted to Marc G. Guild on January 1, 1991
         10.12(1)     Non-Qualified Stock Option granted to Ralph C. Guild on June 29, 1997
         10.13(1)     Non-Qualified Stock Option granted to Marc G. Guild on June 29, 1997
         10.14(1)     Non-Qualified Stock Option granted to William J. McEntee, Jr. on June 29, 1997
         10.15(1)     Supplemental Income Agreement, dated December 31, 1986, between Interep and
                      Ralph C. Guild
         10.16(1)     Agreement, dated June 18, 1993, between Interep and Ralph C. Guild
         10.17(2)     Non-Qualified Stock Option Granted to Ralph C. Guild on July 10, 1998
         10.18(2)     Non-Qualified Stock Option Granted to Marc G. Guild July 10, 1998
         10.19(2)     Non-Qualified Stock Option Granted to William J. McEntee, Jr. July 10, 1998
         10.20(3)     Non-Qualified Stock Option Granted to Ralph C. Guild, December 16, 1998.
         10.21(3)     Non-Qualified Stock Option Granted to Leslie D. Goldberg, December 16, 1998
         10.22(7)     Non-Qualified Stock Option Granted to Ralph C. Guild on April 25, 2000
         10.23(7)     Non-Qualified Stock Option Granted to Marc G. Guild on April 25, 2000

        Number                                         Description
        ------                                         -----------
        10.24(7)     Non-Qualified Stock Option Granted to William J. McEntee on April 25, 2000
        10.25(4)     Form of Indemnification Agreement for directors and officers
        10.26(5)     1999 Stock Incentive Plan
        10.27(6)     Form of Stock Option Agreement
        10.28(5)     Lease Agreement, dated as of June 30, 1999 between Bronxville Family
                     Partnership, L.P. and Interep
        10.29(6)     Agreement, dated as of November 30, 1999 between Interep
                     and Ralph C. Guild
        10.30(6)     Agreement, dated as of November 30, 1999 between Interep
                     and Ralph C. Guild
        10.31(5)     Agreement, dated as of November 30, 1999 between Interep
                     and Marc G. Guild
        10.32(8)     Form of Stock Purchase Agreement used in connection with
                     issuance of Series A preferred stock and warrants
        10.33(8)     Form of Registration Rights Agreement used in connection
                     with issuance of Series A preferred stock and warrants
        13.1(8)      Quarterly Report for fiscal quarter ended March 31, 2002
        13.2(10)     Quarterly Report for fiscal quarter ended June 30, 2002
        16.1(9)      Letter, dated June 20, 2002 from Arthur Andersen LLP to the
                     Securities and Exchange Commission regarding change in
                     certifying accountant
        23.1         Consent of Salans (included in Exhibit 5.1)
        24.1         Power of Attorney (included on signature page of this
                     registration statement)

------------
(1) Incorporated by reference to our registration statement on Form S-4 (Registration No. 333-60575), filed with the Commission on August 4, 1998.
(2) Incorporated by reference to our registration statement on Form S-4/A-2 (Registration No. 333-60575), filed with the Commission on January 26, 1999.
(3) Incorporated by reference to our Annual Report on Form 10-K for our fiscal year ended December 31, 1998, filed with the Commission on March 31, 1999.
(4) Incorporated by reference to our registration statement on Form S-1 (Registration No. 333-88265), filed with the Commission on October 10, 1999.
(5) Incorporated by reference to our registration statement on Form S-1/A-1 (Registration No. 333-88265), filed with the Commission on November 8, 1999.
(6) Incorporated by reference to our registration statement on Form S-1/A-4 (Registration No. 333-88265), filed with the Commission on December 8, 1999.
(7) Incorporated by reference to our Annual Report on Form 10-K for our fiscal year ended December 31, 2000, filed with the Commission on April 2, 2001.
(8) Incorporated by reference to our Quarterly Report on Form 10-Q for our fiscal quarter ended March 31, 2002, filed with the Commission on May 15, 2002.
(9) Incorporated by reference to our Current Report on Form 8-K filed with the Commission on June 26, 2002.
(10) Incorporated by reference to our Quarterly Report on Form 10-Q for our fiscal quarter ended June 30, 2002, filed with the Commission on August 14, 2002.


Item 17. Undertakings.

     The registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (A) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (B) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (C) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended (the "Securities Act"), each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

     (4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the matters discussed in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 9th day of September, 2002.

                            INTEREP NATIONAL RADIO SALES, INC.


                            By:  /S/ RALPH C. GUILD
                                 -----------------------------------------------
                                 Name:    Ralph C. Guild
                                 Title:   President, Chief Executive Officer and
                                          Chairman of the Board (Principal
                                          Executive Officer)

     Each person whose signature appears below hereby appoints Ralph C. Guild and William J. McEntee, Jr., and both of them, either of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement on Form S-2, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents full power and authority to perform each and every act and thing appropriate or necessary to be done, as fully and for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

               Signature                                         Title                                   Date
------------------------------------     ---------------------------------------------------     -----------------
/s/ RALPH C. GUILD
------------------------------------     President, Chief Executive Officer, Chairman of the
Ralph C. Guild                           Board of Directors and Director                         September 9, 2002


/s/ MARC G. GUILD
------------------------------------
Marc G. Guild                            President, Marketing Division and Director              September 9, 2002


/s/ WILLIAM J. MCENTEE, JR.
------------------------------------     Vice President and Chief Financial Officer (Principal
William J. McEntee, Jr.                  Financial and Accounting Officer)                       September 9, 2002


/s/ Howard M. Brenner
------------------------------------
Howard M. Brenner                        Director                                                September 9, 2002


/s/ LESLIE D. GOLDBERG
------------------------------------
Leslie D. Goldberg                       Director                                                September 9, 2002


/s/ JOHN E. PALMER
------------------------------------
John E. Palmer                           Director                                                September 9, 2002


/s/ ARNIE SEMSKY
------------------------------------
Arnie Semsky                             Director                                                September 9, 2002
